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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K


                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                  Filing No. 2 for the Month of September 2003


                  Industrial Development Bank of Israel Limited
                  ---------------------------------------------
                  (Translation of Registrant's name in English)

                       4 Weizman Street, Tel Aviv, ISRAEL
                  ---------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                            Form 20-F  X       Form 40-F
                                      ---                ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes           No  X
                                     ---          ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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                 Industrial Development Bank of Israel Limited


On September 10, 2003, the Industrial Development Bank of Israel Limited ("Registrant") issued an Immediate Report giving notice regarding its new offices, as follows:


ADDRESS -  82 Menachem Begin Way
           Tel Aviv
           67138
           Israel

PHONE -    972-3-6272727

FAX -      972-3-6272700

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        INDUSTRIAL DEVELOPMENT BANK
                                        OF ISRAEL LIMITED

Date: September 10, 2003                 By: /s/ Michael Warzager
                                            ------------------------------------
                                                Michael Warzager
                                                General Counsel


                                        By: /s/ Natan Atlas
                                            ------------------------------------
                                                Natan Atlas
                                                General Secretary